SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 27, 2019

I. Date, Time and Place: February 27, 2019, at 12:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Calling and Attendance: Call Notice on February 20, 2019, under the terms of §1 of Article 19 of the Company’s Bylaws, and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, Anna Luiza Serwy Constantino, André Béla Jánszky and Francis James Leahy Meaney. The presence of Mr. Marcelo Moraes, member of the Company's Fiscal Council was also recorded. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the fiscal year ended December 31, 2018 (“2018 Financial Statements”), audited by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) approval of the call for the Company’s Annual General and Extraordinary Shareholders’ Meeting; (iii) homologation of the capital increase, as result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; (iv) approval of guarantee agreements (“Guarantee Agreements”) in order to guarantee the obligations of Gol Linhas Aéreas S.A., a corporation enrolled with the Brazilian National Register of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under No. 07.575.651/0001-59 ("GLA"), under its lease agreements (“Lease Agreements”); and (v) resignation of the Company’s Vice-President Officer, Mr. Sergio Quito. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the 2018 Financial Statements, audited by EY; accordingly, one copy of the 2018 Financial Statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date; (ii) call for the Company’s Annual General and

Extraordinary Shareholders’ Meeting, to be held on April 17, 2019, under the terms of Article 123 of Law No. 6.404/76, which will be approved and disclosed in accordance with applicable requirements; (iii) homologation of the capital increase within the Company’s authorized capital, in the amount of R$4,588,828.65, upon the issuance of 521,528 preferred shares, all nominative with no face value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; these shares are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to other shares of the same kind, including the receipt of dividends and interest on capital: (iii.a) exclusion of the preemptive rights of current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, §3, of Law No. 6.404/76; and (iii.b) the total issue price was set at R$4,588,828.65, in accordance with the Stock Purchase Option Plan; as a result of the foregoing, in this item “iii”, the Company’s capital stock shall be increased from R$3,098,230,382.84 to R$3,102,819,211.49, represented by 3,131,747,978 shares, of which 2,863,682,710 are common shares and 268,065,268 are preferred shares, all nominative with no face value; (iv) execution of Guarantee Agreements in order to guarantee GLA’s obligations under its Lease Agreements, as described: (iv.a) execution of 13 Guarantee Agreements between the Company and the Lessors listed, in order to guarantee GLA’s obligations under Lease Agreements with the Lessors: (a) Sasof IV (A5) Aviation Ireland DAC relating to aircraft leases MSN 37595 e MSN 36596; (b) Sasof IV (E) Aviation Ireland DAC relating to aircraft leases MSN 37598 e MSN 35828; (c) Sasof IV (A6) Aviation Ireland DAC relating to aircraft leases MSN 35830, MSN 37597 e MSN 37599; and (d) Bank of Utah relating to aircraft leases MSN 35824, MSN 35826, MSN 36147, MSN 36148, MSN 36150 e MSN 37596; (iv.b) execution of one Guarantee Agreement between the Company and PK AirFinance S.à r.l., related to the financing of advance payments of four Boeing 737 MAX 8 aircraft; (iv.c) execution of one Guarantee Agreement between the Company and PK AirFinance S.à r.l., related to the financing of advance payments of one engine CFM LEAP-1B25; (iv.d) execution of one Guarantee Agreement between the Company and PK AirFinance S.à r.l., related to the financing of four Boeing 737 MAX 8 aircraft; and (iv.e) execution of one Guarantee Agreement between the Company and Novus Aviation Ltd, related to the financing of four Boeing 737 MAX 8 aircraft; and (vi) resignation presented by Mr. Sergio Quito, Brazilian, married, pilot, bearer of Identity Card RG No. 6.033.370-4, issued by SSP/SP, enrolled with the CPF/MF under No. 820.327.858-20, from the position of Vice President of Operations, effective as from March 1, 2019. The members of the Board of Directors took the opportunity to recognize and thank Mr. Sergio Quito for his services to the Company. The Vice

President of Operation’s functions will be assumed by Celso Guimarães Ferrer Junior, the Vice President of Planning. The members of the Board of Directors further approved Mr. Sergio Quito for the position of President of the Support and Operational Safety Action Council of Gol Linhas Aéreas S.A. (“GLA”), a subsidiary of the Company. Mr. Sergio Quito’s performance as President of GLA’s Support and Operational Safety Action Council, together with Mr. Celso Guimarães Ferrer Junior’s performance as Vice President of the Company’s Operations, will ensure maintenance of the Company’s high level of operational safety culture and its continuous fostering and development of improvement activities. As a result, the Company’s Board of Executive Officers will comprise Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG No. 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under No. 194.344.518-41, as President and Chief Executive Officer, Richard Freeman Lark Jr., Brazilian, single, businessman, bearer of Identity Card RG No. 50.440.294-8, issued by SSP/SP, enrolled with the CPF/MF under No. 214.996.428-73, as Executive Vice President, Chief Financial Officer and Investor Relations Officer, Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG No. 204273341, issued by SSP/SP, enrolled with the CPF/MF under No. 165.610.978-66, as Vice-President Officer, and Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG No. 24982348, issued by SSP/SP, enrolled with the CPF/MF under No. 309.459.748-33, as Vice-President Officer, all of them elected for a term of office until November 28, 2019. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Graziela Galli Ferreira Barioni, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, Anna Luiza Serwy Constantino, André Béla Jánszky and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, February 27, 2019

___________________________________ Constantino de Oliveira Junior Chairman	___________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.